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                                                                    EXHIBIT 99.5
                                 PRESS RELEASE
                                 -------------

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

          PYRAMID AND SIEMENS NIXDORF ANNOUNCE ACQUISITION DISCUSSIONS


     SAN JOSE, CA AND PADERBORN, GERMANY, January 9, 1995. Pyramid Technology Corporation (Pyramid) (NASD: PYRD) and Siemens Nixdorf Informationssysteme AG
(SNI), a wholly owned subsidiary of Siemens AG, jointly announced today that they have entered into discussions regarding a possible acquisition of Pyramid by SNI.

     On Friday, January 6, 1995, SNI had requested the consent of Pyramid, which is required under an existing agreement between the parties, to permit SNI to make an offer to acquire Pyramid in a negotiated merger transaction in which Pyramid stockholders would receive $15 a share in cash.

     Pyramid has granted such consent solely for the purpose of allowing the parties to engage in discussions concerning a negotiated transaction. Pyramid confirmed that it has not agreed to the terms of SNI's letter. No assurances can be made by either party that they will be able to reach a definitive merger agreement or of the terms thereof.

     SNI currently owns over 17% of Pyramid and has a warrant to acquire up to an additional 7% of Pyramid. SNI currently licenses Pyramid's Unix operating system for massively parallel processing (MPP) and purchases the related MPP hardware product (known as MESHine) under an OEM agreement.

       SNI, Paderborn, Germany, is a systems partner with universal expertise in the field of information technology. It is one of the world's largest companies in this area and is the largest supplier of information technology of European origin. In the past fiscal year (October 1, 1993 to September 30, 1994), SNI had revenues of more than U.S. $7.3 billion. SNI has a workforce of more than 39,000 and is represented in 45 countries.

     SNI is a separate legal unit within the Siemens organization. In the fiscal year 1993/94, Siemens AG had worldwide sales of more than U.S. $51 billion. Founded in 1847, the company numbers among the world's largest electrical and electronics companies.

       Founded in 1981, Pyramid develops scalable enterprise servers that deliver high quality, high performance solutions for mid-range to high-end of the open systems market. Pyramid provides data center-class support for business critical environments, complemented by a full suite of professional programs and support tools that help customers successfully implement scalable enterprise computing. In the past fiscal year (October 1, 1993 to September 30, 1994), Pyramid had revenues of approximately $218 million. Pyramid has a workforce of approximately 850 employees.


CONTACTS:

Mr. Kent Robertson
Senior Vice President, Chief Financial Officer
Pyramid Technology Corporation
Telephone: 408-428-9000

Mr. Jochen Doering
Vice President, Corporate Communications
Siemens Nixdorf Informationssysteme, AG
Telephone: 011-49-89-636-42700

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